Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

The following is a computation of the weighted-average number of shares outstanding which is used in the computation of per share earnings for Luby's, Inc. for the quarters ended November 20, 2002, and November 21, 2001.

Quarter ended November 20, 2002:
22,433,043 x shares outstanding for 58 days	1,301,116,494
22,448,574 x shares outstanding for 26 days	583,662,924

Total	1,884,779,418
Divided by total number of days	84

Weighted-average number of shares outstanding - basic	22,437,850

Quarter ended November 21, 2001:
22,422,943 x shares outstanding for 82 days	1,838,681,326
Divided by total number of days	82

Weighted-average number of shares outstanding - basic	22,422,943